November 28, 2007

Via EDGAR

Mr. Michael McTiernan

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549-6010

Re: FLO Corporation

       Request for Withdrawal of Registration Statement on Form 10-SB

       File No. 000-52851

       Filed November 28, 2007

Dear Mr. McTiernan:

FLO Corporation, a Delaware Corporation, (the “Company”) hereby respectfully requests immediate withdrawal of the Company’s Registration Statement on Form 10-SB (File No. 000-52851) (the “Registration Statement”), originally filed with the Securities and Exchange Commission (the “Commission”) on October 5, 2007, together with all exhibits thereto.

The Company is requesting withdrawal in order to prevent the Registration Statement from becoming automatically effective pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, before the Company has had an opportunity to fully respond to the comments of the Commission’s staff. Accordingly, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, pursuant to Rule 477(a) under the Securities Act of 1933, as amended.

If you have any questions regarding this request for withdrawal, please contact Michael Hutchings at DLA Piper US LLP, counsel for the Company, at (206) 839-4824.

Very truly yours,

FLO CORPORATION

By:	/s/ Glenn L. Argenbright
Glenn L. Argenbright President and Chief Executive Officer

cc:	Stacie D. Gorman

Rachel Zablow

Linda VanDoorn

W. Michael Hutchings

Byron Dailey